INNOVATORS OF NATURAL PRODUCTS

September 18, 2006

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Attention: J. Todd Sherman, Staff Accountant

Re:	Naturade, Inc. Letter from SEC dated September 11, 2006.

Dear Mr. Sherman,

In response to your request that Naturade, Inc. (the Company) acknowledge the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s Board of Directors and management understand and acknowledge that is responsible for adequacy and accuracy of the disclosure relating to the change of auditors and all other disclosures in the 8-K filed on September 7, 2006 and in the Amended 8-K filed in conjunction with the response to SEC comments on the 8-K filing. The Company further acknowledges that Commission staff comments and any changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Per our General Counsel’s conversation with you on September 15, 2006, this letter will be filed as correspondence on the Edgar system, as well as sent directly to you.

Sincerely,

Richard L. Munro
Chief Executive Officer

RM/dc

Cc:	Gary Curtis Cannon, Esq.
Adam Michelin